Skadden, Arps, Slate, Meagher & Flom llp

One Manhattan West

New York, NY 10001

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TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com February 13, 2024

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SUBMISSION VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: David Matthews

Re:	ASA Gold and Precious Metals Limited

Preliminary Proxy Statement Filed February 1, 2024

File No. 811-21650

Ladies and Gentlemen:

On behalf of ASA Gold and Precious Metals Limited (the “Company” or “ASA”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s preliminary proxy statement filed February 1, 2024 (the “Preliminary Proxy Statement”), as communicated by the Staff to the Company’s outside counsel on February 12, 2024 (the “Staff Comments”), set forth below are the Company’s responses to the Staff Comments. The Company has revised the Preliminary Proxy Statement and is filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) concurrently herewith.

The headings and paragraph numbers in this letter correspond to those contained in Preliminary Proxy Statement and, to facilitate the Staff’s review, we have used our best efforts to reproduce the Staff Comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

Division of Investment Management

Securities and Exchange Commission

February 13, 2024

Letter to Shareholders

1.	In the response letter, please confirm that the Company’s governing documents and Bermuda law permit holding a fully virtual shareholder meeting and direct the Commission to any relevant provisions supporting that conclusion.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that both Section 37 of the Company’s bye-laws and Section 75A of the Companies Act permit holding annual general meetings of shareholders in a fully virtual format.

2.	In the second paragraph of the question entitled “Why am I being asked to approve an increase to the shareholder vote required to change the Company’s fundamental investment policies?” please briefly explain what a “supermajority vote” is that is referenced in that paragraph.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Revised Preliminary Proxy Statement.

3.	For the broker non-vote disclosure, please revise throughout to state that broker non-votes will not be counted for purposes of a quorum. Alternatively, if that disclosure is retained and broker non-votes are intended to be counted for a quorum, please indicate how this disclosure is appropriate in a contested election.

Response: Pursuant to Item 21(b) of Schedule 14A, the Company is required to disclose in the proxy statement the treatment and effect of broker non-votes under applicable state law and the registrant’s charter and bylaw provisions. Broker non-votes can only occur if a broker, bank or other nominee has discretionary authority to vote on behalf of a beneficial owner with respect to one or more proposals being acted upon at a meeting of shareholders but not with respect to one or more of the other proposals being acted upon at such meeting. Given the contested nature of the Meeting being held by ASA, a broker, bank or other nominee will not have discretionary authority to vote on behalf of a beneficial owner at the Meeting with respect to any of the proposals being considered to the extent such broker, bank or other nominee provides the beneficial owner with Saba’s proxy materials. However, to the extent such broker, bank or other nominee does not provide the beneficial owner with Saba’s proxy materials, then it would have discretionary authority to vote on behalf of a beneficial owner with respect to Proposal 2 (because that is considered a “routine” proposal). Accordingly, despite the contested nature of the Meeting, to the extent that any beneficial owners are not provided with Saba’s proxy materials, it is still possible that there would be broker non-votes at the Meeting and any such broker non-votes would be counted as present for quorum purposes, but not counted as votes cast for or against Proposals 1, 3 and 4 (because those are not considered “routine” proposals). In light of (i) the requirements for the Company to disclose the treatment and effect of broker non-votes and (ii) the fact that at the time of mailing its proxy statement, the Company may not be able to verify whether Saba’s proxy materials will be provided to all street name holders of common shares, the Company believes that the current disclosure regarding how broker non-votes will be counted for quorum purposes is correct. The Company has also revised the disclosure to further clarify that broker non-votes would only be counted for quorum purposes in the event that there are in fact broker non-votes at the Meeting.

Division of Investment Management

Securities and Exchange Commission

February 13, 2024

4.	In the December 31, 2023 entry of the background section, please briefly explain the specific interests of the Company and its shareholders that the shareholder rights plan is intended to protect and also add further detail describing what is meant by the reference to “creeping control.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Revised Preliminary Proxy Statement.

5.	In the section entitled “Reasons for the Board’s Recommendation,” with respect to the statement that Saba’s nominees have limited (if any) experience with registered closed-end funds, please revise to couch this as an opinion or belief, or else provide adequate factual support for such statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to qualify such statement as the Board’s belief in the Revised Preliminary Proxy Statement.

6.	With respect to the sentence stating that “Among other attributes common to all directors is their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other directors and management of the Company, and to exercise reasonable business judgment in the performance of their duties as directors” this statement should be qualified as an opinion or belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to qualify such statement as the Board’s belief in the Revised Preliminary Proxy Statement.

Division of Investment Management

Securities and Exchange Commission

February 13, 2024

7.	If the following statement is included “On other occasions Saba director nominees that have gained control of a closed-end fund board have acted swiftly to hire Saba as investment adviser, which has then precipitated a fundamental realignment of the fund’s investment program,” please provide more specific examples regarding Saba becoming investment adviser of funds where it has initiated proxy contests and whether this did in fact precipitate a fundamental realignment of the fund’s investment program.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the referenced statement in the Revised Preliminary Proxy Statement.

8.	In the response letter, please indicate whether ASA currently has enough authorized shares to implement the future shareholder rights plan referenced here.

Response: The Company does not currently have any specific plans to adopt a future shareholder rights plan. The reference to “future shareholder rights plans” in the proxy statement was generally referencing any future plans that the Board may determine to adopt. Whether the Company would have enough authorized shares to implement such a shareholder rights plan would depend on the specific terms of the plan at the time it was adopted as well as any other changes that may occur prior to such time (e.g., additional share issuances by the Company that may occur unrelated to a shareholder rights plan).

9.	Please also explain why more definitive disclosure regarding ASA’s plans to adopt a shareholder rights plan has not been included, with reference to Note A of Schedule 14A.

Response: As referenced above, the Company does not currently have specific plans to adopt a new shareholder rights plan or to extend the term of its existing rights plan. Such decision will be made by the Board based on a variety of facts and circumstances existing at the time, not all of which can be known at this time. Accordingly, Note A of Schedule 14A is inapplicable here and no further definitive disclosure is required.

10.	With respect to the statement in paragraph 2 of the section entitled “Reasons for the Authorized Share Capital Increase” about “takeover attempts that would not be in the best interests of all shareholders” please revise to qualify this as the Board’s opinion or belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to qualify such statement as the Board’s belief in the Revised Preliminary Proxy Statement.

Division of Investment Management

Securities and Exchange Commission

February 13, 2024

11.	In the section entitled “Certain Risks and Possible Disadvantages Associated with the Authorized Share Capital Increase,” with respect to the following statement “The perception that there might be additional dilution to our existing shareholders may put pressure on the price of the common shares” please clarify whether the “pressure” referenced would be upward or downward.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Revised Preliminary Proxy Statement.

12.	In paragraph 3, please include additional and more prominent disclosure regarding the existing shareholder rights plan adopted by ASA, including (1) details of the provisions limiting certain shareholders’ rights to acquire additional shares on the same terms as other shareholders, (2) the potential impact of imposing such limitations on some but not all shareholders, (3) the recent litigation challenging the legality of the shareholder rights plan and (4) the impact of the litigation on ASA and its shareholders if the litigation is successful.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Revised Preliminary Proxy Statement.

***

Division of Investment Management

Securities and Exchange Commission

February 13, 2024

We trust that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible as the Company would like to be in a position to file its definitive proxy statement no later than February 16, 2024. Please direct any questions or comments regarding the foregoing to me at (212) 735-2116 or richard.grossman@skadden.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

cc:	Axel Merk
Chief Operating Officer
ASA Gold and Precious Metals Limited
Zachary Tackett
Corporate Secretary
ASA Gold and Precious Metals Limited
Jennifer Gonzalez
K&L Gates LLP